SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
CENTURY PROPERTIES FUND XV
(Name of Subject Company)
CENTURY PROPERTIES FUND XV
(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
        This Schedule 14D-9 relates to a tender offer by SCM Special Fund, LLC, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Flagship Fund 9, LLC, MacKenzie Patterson Special Fund 5, LLC, MPF Flagship Fund 11, LLC, MPF Dewaay Premier Fund 4, LLC, MPF Special Fund 8, LLC, MPF Acquisition Co. 3, LLC, MPF Dewaay Premier Fund 2, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 32,000 of the outstanding units of limited partnership interest (“Units”) of Century Properties Fund XV, at a price of $110.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between May 8, 2007 and June 7, 2007, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of May 8, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2007.
ITEM 1.      SUBJECT COMPANY INFORMATION.
        The name of the subject company is Century Properties Fund XV, a California limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
        The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of March 31, 2007, 89,980 Units were outstanding.
ITEM 2.      IDENTITY AND BACKGROUND OF FILING PERSON.
        This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s managing general partner is Fox Capital Management Corporation (the “Managing General Partner”), a California corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
        This Schedule 14D-9 relates to a tender offer by the Offerors to purchase up to 32,000 Units of the Partnership in cash, at a price of $110.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on May 8, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
        The Partnership has no employees and depends on the Managing General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
        Affiliates of the Managing General Partner receive 5% of gross receipts from both of the Partnership’s properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $102,000 and $97,000 for the three months ended March 31, 2007 and 2006, respectively
        An affiliate of the Managing General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $57,000 and $51,000 for the three months ended March 31, 2007 and 2006, respectively. At March 31, 2007, approximately $513,000 of reimbursements for services were owed by the Partnership.
        Pursuant to the Partnership Agreement, for managing the affairs of the Partnership, the Managing General Partner is entitled to receive a Partnership management fee equal to 10% of the Partnership’s adjusted cash from operations as distributed. No partnership management fees were paid during the three months ended March 31, 2007 and 2006, as there were no operating distributions during the respective periods.
        An affiliate of the Managing General Partner has made available to the Partnership a credit line of up to $150,000 per property owned by the Partnership. During the three months ended March 31, 2007 and 2006, the Managing General Partner agreed to advance funds in excess of the credit line. These funds were needed to fund operating expenses and property tax bills at Preston Creek Apartments during 2006 and operating expenses, capital improvements and property tax bills at Lakeside Place Apartments during 2006 and 2007. During the three months ended March 31, 2007 and 2006, the Partnership borrowed approximately $590,000 and $796,000, respectively. Interest accrues at the prime rate plus 2% per annum (10.25% at March 31, 2007). During the year ended December 31, 2004, the Partnership received approval by the limited partners to authorize the Managing General Partner to obtain a redevelopment loan for Preston Creek Apartments of approximately $2,100,000 from AIMCO Properties, L.P., an affiliate of the Managing General Partner, with a fixed interest rate of 10% per annum. The $2,100,000 redevelopment loan was fully funded as of December 31, 2005. At March 31, 2007, the combined balance of advances from affiliates, including accrued interest, was approximately $9,042,000. Interest expense for the three months ended March 31, 2007 and 2006 was approximately $219,000 and $169,000, respectively. Subsequent to March 31, 2007, additional advances of approximately $8,000 were received by the Partnership to fund operating expenses at Lakeside Apartments.
        The Partnership insures its properties up to certain limits through coverage provided by Apartment Investment and Management Company (“AIMCO”), which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Managing General Partner. During the three months ended March 31, 2007, the Partnership was charged by AIMCO and its affiliates approximately $237,000 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the Partnership during 2007 as other insurance policies renew later in the year. The Partnership was charged by AIMCO and its affiliates approximately $207,000 for insurance coverage and fees associated with policy claims administration during the year ended December 31, 2006.

        In addition to its indirect ownership of the general partner interest in the Partnership, AIMCO and its affiliates owned 65,425.34 Units in the Partnership representing 72.71% of the outstanding Units at March 31, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters, that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the Managing General Partner. As a result of its ownership of 72.71% of the outstanding Units, AIMCO and its affiliates are in a position to influence all such voting decisions with respect to the Partnership. However, Riverside Drive LLC, an affiliate of the Managing General Partner and AIMCO, which owns 35,473.17 (39.43%) of the Units, is required to vote its Units: (i) against any proposal to increase the fees and other compensation payable by the Partnership to the Managing General Partner and any of its affiliates; and (ii) with respect to any proposal made by the Managing General Partner or any of its affiliates, in proportion to votes cast by other unitholders. Except for the foregoing, no other limitations are imposed on AIMCO or its affiliates’ right to vote each Unit acquired. Although the Managing General Partner owes fiduciary duties to the limited partners of the Partnership, the Managing General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the Managing General Partner, as managing general partner, to the Partnership and its limited partners may come into conflict with the duties of the Managing General Partner to AIMCO as its sole stockholder.
ITEM 4.      THE SOLICITATION OR RECOMMENDATION.
        The information set forth in the Letter to the Unit holders, dated as of May 18, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 5.      PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
        Not applicable.
ITEM 6.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
        Not applicable.
ITEM 7.      PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
        Not applicable.

ITEM 8.      ADDITIONAL INFORMATION.
        The information set forth in the Letter to the Unit holders, dated as of May 18, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 9.      EXHIBITS.

(a)(1)	Letter to Unit Holders of the Partnership, dated May 18, 2007.

(b)-(h)	Not applicable.

SIGNATURE
        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 18, 2007

CENTURY PROPERTIES FUND XV

By:	FOX CAPITAL MANAGEMENT CORPORATION, Its Managing General Partner

	By:	/s/ Martha L. Long
Martha L. Long Senior Vice President